(212) 756-2556	kimberly.monroe@srz.com

February 8, 2007

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Rafaella Apparel Group, Inc.
(Amendment to Registration Statement on Form S-4)

Ladies and Gentlemen:

On behalf of Rafaella Apparel Group, Inc. (the “Filing Person”), we transmitted an Amendment to the Filing Person’s Registration Statement for filing on February 8, 2007.

If you have any questions concerning the transmitted materials, please do not hesitate to contact David E. Rosewater at (212) 756-2208 or the undersigned at (212) 756-2556.  If you have any questions concerning the financial statements of the Filing Persons, please do not hesitate to contact Chad Spooner of Rafaella Apparel Group, Inc. at (212) 403-0343.

Please acknowledge receipt of this transmission by notifying the person indicated in the “Notify” line in the submission header of the above-referenced filing.

Sincerely,

/s/ Kimberly M. Monroe